UNITED STATES	OMB APPROVAL OMB Number 3235-0236 Expires: June 30, 2009 Estimated average burden Hours per response 1.00
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO

SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information.

Name:	DEVELOCAP, INC.
Address of Principal Business Office	c/o Stephen B. Schneer 605 Third Avenue N.Y., N.Y. 10158
Telephone Number (including area code)	212-972-1100
File Number under the Securities Exchange Act of 1934	000-50613

In addition to completing the cover page, a company withdrawing its election under section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

A. The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

SEC 1938 (3-01)

 SIGNATURE

Form of signature:

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of New York and the state of New York on the __ day of July 2008

[SEAL]	Signature	Develocap, Inc.
(Name of Company)

	By:	/s/ Stephen B. Schneer
Stephen B. Schneer
(Name of director, officer or general partner signing on behalf of the company)

Attest:	/s/ Gary B. Wolff	President
	(Name)	(Title)

Counsel
(Title)

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